CUSIP No. 54150E 104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA

(Name of Issuer)

Ordinary Shares, par value Ps.0.10 per share

American Depositary Shares, each representing five Ordinary Shares, par value Ps.0.10 per share**

(Title of Class of Securities)

54150E 104***

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	On October 31, 2017, Loma Negra Compañía Industrial Argentina Sociedad Anónima registered American Depositary Shares (“ADSs”) (each representing five Ordinary Shares) under Section 12(b) of the Act.

***	CUSIP assigned to the ADSs, which are listed on the New York Stock Exchange.

CUSIP No. 54150E 104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IC Trading Inversiones Argentina(1)(2) Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 304,233,740
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 304,233,740

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,233,740 See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.04%(3) See Item 4.
12	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Pursuant to a corporate restructuring in 2020, InterCement Trading e Inversiones S.A. transferred to IC Trading Inversiones Argentina all of the ordinary shares of Loma Negra Compañía Industrial Argentina Sociedad Anónima (the “Issuer”) previously directly held of record by InterCement Trading e Inversiones S.A.

(2)

In connection with the restructuring, IC Trading Inversiones owns and controls 100% of the voting shares of IC Trading Inversiones Argentina. InterCement Portugal S.A. owns and controls 100% of IC Trading Inversiones. InterCement Participações S.A. owns and controls 99.4% of the share capital of InterCement Portugal S.A. Mover Participações S.A. (formerly named Camargo Corrêa S.A.) owns and controls 90.58% of InterCement Participações S.A.’s voting shares. Participações Morro Vermelho S.A. owns 99.99% of the common shares and 100% of the preferred shares of Mover Participações S.A.

(3)	Based on 596,026,490 ordinary shares of the Issuer, par value Ps.0.10 per share, issued and outstanding as of December 31, 2020, as provided by the Issuer to the Reporting Person.

CUSIP No. 54150E 104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IC Trading Inversiones(1)(2) Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 304,233,740(3)
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 304,233,740(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,233,740(3) See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.04%(4) See Item 4.
12	TYPE OF REPORTING PERSON (see instructions) CO

(1)	IC Trading Inversiones owns and controls 100% of the voting shares of IC Trading Inversiones Argentina.
(2)

InterCement Portugal S.A. owns and controls 100% of IC Trading Inversiones. InterCement Participações S.A. owns and controls 99.4% of the share capital of InterCement Portugal S.A. Mover Participações S.A. (formerly named Camargo Corrêa S.A.) owns and controls 90.58% of InterCement Participações S.A.’s voting shares. Participações Morro Vermelho S.A. owns 99.99% of the common shares and 100% of the preferred shares of Mover Participações S.A.

(3)

Ordinary shares of the Issuer held of record by IC Trading Inversiones Argentina. Each Reporting Person disclaims beneficial ownership of such ordinary shares except to the extent of its pecuniary interest therein.

(4)	Based on 596,026,490 ordinary shares of the Issuer, par value Ps.0.10 per share, issued and outstanding as of December 31, 2020, as provided by the Issuer to the Reporting Person.

CUSIP No. 54150E 104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) InterCement Portugal S.A.(1)(2) Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Portugal

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 304,233,740(3)
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 304,233,740(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,233,740(3) See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.04%(4) See Item 4.
12	TYPE OF REPORTING PERSON (see instructions) CO

(1)	InterCement Portugal S.A. owns and controls 100% of the voting shares of IC Trading Inversiones. IC Trading Inversiones owns and controls 100% of the voting shares of IC Trading Inversiones Argentina.
(2)

InterCement Participações S.A. owns and controls 99.4% of the share capital of InterCement Portugal S.A. Mover Participações S.A. (formerly named Camargo Corrêa S.A.) owns and controls 90.58% of InterCement Participações S.A.’s voting shares. Participações Morro Vermelho S.A. owns 99.99% of the common shares and 100% of the preferred shares of Mover Participações S.A.

(3)

Includes 304,233,740 ordinary shares of the Issuer held of record by IC Trading Inversiones Argentina. Each Reporting Person disclaims beneficial ownership of such ordinary shares except to the extent of its pecuniary interest therein.

(4)	Based on 596,026,490 ordinary shares of the Issuer, par value Ps.0.10 per share, issued and outstanding as of December 31, 2020, as provided by the Issuer to the Reporting Person.

CUSIP No. 54150E 104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) InterCement Participações S.A.(1)(2) Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 304,233,740(3)
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 304,233,740(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,233,740(3) See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.04%(4) See Item 4.
12	TYPE OF REPORTING PERSON (see instructions) CO

(1)

InterCement Participações S.A. owns and controls 99.4% of the share capital of InterCement Portugal S.A. InterCement Portugal S.A. owns and controls 100% of the voting shares of IC Trading Inversiones. IC Trading Inversiones owns and controls 100% of the voting shares of IC Trading Inversiones Argentina.

(2)

Mover Participações S.A. (formerly named Camargo Corrêa S.A.) owns and controls 90.58% of InterCement Participações S.A.’s voting shares. Participações Morro Vermelho S.A. owns 99.99% of the common shares and 100% of the preferred shares of Mover Participações S.A.

(3)

Includes 304,233,740 ordinary shares of the Issuer held of record by IC Trading Inversiones Argentina. Each Reporting Person disclaims beneficial ownership of such ordinary shares except to the extent of its pecuniary interest therein.

(4)	Based on 596,026,490 ordinary shares of the Issuer, par value Ps.0.10 per share, issued and outstanding as of December 31, 2020, as provided by the Issuer to the Reporting Person.

CUSIP No. 54150E 104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mover Participações S.A.(1) (2) Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 304,233,740(3)
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 304,233,740(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,233,740(3) See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.04%(4) See Item 4.
12	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Mover Participações S.A. owns and controls 90.58% of InterCement Participações S.A.’s voting shares. InterCement Participações S.A. owns and controls 99.4% of the share capital of InterCement Portugal S.A. InterCement Portugal S.A. owns and controls 100% of the voting shares of IC Trading Inversiones. IC Trading Inversiones owns and controls 100% of the voting shares of IC Trading Inversiones Argentina.

(2)	Participações Morro Vermelho S.A. owns 99.99% of the common shares and 100% of the preferred shares of Mover Participações S.A.
(3)

Includes 304,233,740 ordinary shares of the Issuer held of record by IC Trading Inversiones Argentina. Each Reporting Person disclaims beneficial ownership of such ordinary shares except to the extent of its pecuniary interest therein.

(4)	Based on 596,026,490 ordinary shares of the Issuer, par value Ps.0.10 per share, issued and outstanding as of December 31, 2020, as provided by the Issuer to the Reporting Person.

CUSIP No. 54150E 104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Participações Morro Vermelho S.A.(1)(2) Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 304,233,740(3)
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 304,233,740(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,233,740(3) See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.04%(4) See Item 4.
12	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Participações Morro Vermelho S.A. owns 99.99% of the common shares and 100% of the preferred shares of Mover Participações S.A. Mover Participações S.A. owns and controls 90.58% of InterCement Participações S.A.’s voting shares. InterCement Participações S.A. owns and controls 99.4% of the share capital of InterCement Portugal S.A. InterCement Portugal S.A. owns and controls 100% of the voting shares of IC Trading Inversiones. IC Trading Inversiones owns and controls 100% of the voting shares of IC Trading Inversiones Argentina.

(2)

Participações Morro Vermelho S.A. is owned by RCABON Empreendimentos e Participações S.A., RCNON Empreendimentos e Participações S.A. and RCPODON Empreendimentos e Participações S.A., each owning 33.33% of its common shares and RCABPN Empreendimentos e Participações S.A., RCNPN Empreendimentos e Participações S.A. and RCPODPN Empreendimentos e Participações S.A. each owning 33.33% of its preferred shares. Rosana Camargo Arruda Botelho directly controls RCABON Empreendimentos e Participações S.A. and RCABPN Empreendimentos e Participações S.A. Renata de Camargo Nascimento directly controls Monte Baldo Participações e Empreendimentos S.A which directly controls RCNON Empreendimentos e Participações S.A. and RCNPN Empreendimentos e Participações S.A. Regina de Camargo Pires Oliveira Dias directly controls RCPODON Empreendimentos s e Participações S.A. and RCPODPN Empreendimentos e Participações S.A.

CUSIP No. 54150E 104

(3)

Includes 304,233,740 ordinary shares of the Issuer held of record by IC Trading Inversiones Argentina. Each Reporting Person disclaims beneficial ownership of such ordinary shares except to the extent of its pecuniary interest therein.

(4)	Based on 596,026,490 ordinary shares of the Issuer, par value Ps.0.10 per share, issued and outstanding as of December 31, 2020, as provided by the Issuer to the Reporting Person.

CUSIP No. 54150E 104

Item 1.

(a)	Name of Issuer:

Loma Negra Compañía Industrial Argentina Sociedad Anónima

(b)	Address of Issuer’s Principal Executive Offices:

Reconquista 1088, 7th Floor

Zip Code C1003ABQ – Ciudad Autónoma de Buenos Aires

Republic of Argentina

Item 2.

(a)	Name of Person Filing:

IC Trading Inversiones Argentina

IC Trading Inversiones

InterCement Portugal S.A.

InterCement Participações S.A.

Mover Participações S.A.

Participações Morro Vermelho S.A.

(each a “Reporting Person” and collectively, the “Reporting Persons”). This Amendment No. 3 to the Schedule 13G is being filed pursuant to a Joint Filing Agreement (the “Joint Filing Agreement”), attached hereto as Exhibit 1.

(b)	Address of Principal Business Office or, if None, Residence:

IC Trading Inversiones Argentina

Calle Colón, 10 - Planta 5ª, Letras A e B;

36201 Vigo, Spain

IC Trading Inversiones

Calle Colón, 10 - Planta 5ª, Letras A e B;

36201 Vigo, Spain

InterCement Portugal S.A.

Rua Alexandre Herculano, n.º 35

1250-009 Lisbon, Portugal

InterCement Participações S.A.

Avenida das Nações Unidas, 12.495 – 14º andar – Ala B

04710-041 São Paulo, Brazil

Mover Participações S.A.

Avenida Presidente Juscelino Kubitschek, 1909 – 30º andar – Torre Norte

CEP 04543-907, São Paulo, Brazil

Participações Morro Vermelho S.A.

Rua Pequetita, nº 215, conjunto 91, 9º andar, Vila Olímpia

CEP 04552-060, São Paulo, Brazil

CUSIP No. 54150E 104

(c)	Citizenship:

See the responses to Item 4 of the attached cover pages.

(d)	Title of Class of Securities:

Ordinary Shares, par value Ps.0.10 per share

American Depositary Shares (“ADSs”), each representing five Ordinary Shares

(e)	CUSIP Number:

54150E 104 (ADSs)

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percent of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: See Item 4(b) below.

(b) Number and percent of ordinary shares of Loma Negra Compañía Industrial Argentina Sociedad Anónima beneficially owned as of December 31, 2020 by each Reporting Person:

Reporting Person	Number of Shares	Percentage of Class
IC Trading Inversiones Argentina	304,233,740	51.04%

CUSIP No. 54150E 104

IC Trading Inversiones	304,233,740	51.04%
InterCement Portugal S.A.	304,233,740	51.04%
InterCement Participações S.A.	304,233,740	51.04%
Mover Participações S.A.	304,233,740	51.04%
Participação Morro Vermelho	304,233,740	51.04%

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote. Number of Issuer ordinary shares beneficially owned as of December 31, 2020, as to which each Reporting Person has sole power to vote or direct the vote:

Reporting Person	Number
IC Trading Inversiones Argentina	0
IC Trading Inversiones	0
InterCement Portugal S.A.	0
InterCement Participações S.A.	0
Mover Participações S.A.	0
Participações Morro Vermelho S.A.	0

(ii)	Shared power to vote or to direct the vote. Number of Issuer ordinary shares beneficially owned as of December 31, 2020, as to which each Reporting Person has shared power to vote or direct the vote:

Reporting Person	Number
IC Trading Inversiones Argentina	304,233,740
IC Trading Inversiones	304,233,740
InterCement Portugal S.A.	304,233,740
InterCement Participações S.A.	304,233,740
Mover Participações S.A.	304,233,740
Participações Morro Vermelho S.A.	304,233,740

(iii)

Sole power to dispose or to direct the disposition of. Number of Issuer ordinary shares beneficially owned as of December 31, 2020, as to which each Reporting Person has sole power to dispose or to direct the disposition of:

Reporting Person	Number
IC Trading Inversiones Argentina	0
IC Trading Inversiones	0
InterCement Portugal S.A.	0
InterCement Participações S.A.	0

CUSIP No. 54150E 104

Mover Participações S.A.	0
Participações Morro Vermelho S.A.	0

(iv)

Shared power to dispose or to direct the disposition of. Number of Issuer ordinary shares beneficially owned as of December 31, 2020, as to which each Reporting Person has shared power to dispose or to direct the disposition of:

Reporting Person	Number
IC Trading Inversiones Argentina	304,233,740
IC Trading Inversiones	304,233,740
InterCement Portugal S.A.	304,233,740
InterCement Participações S.A.	304,233,740
Mover Participações S.A.	304,233,740
Participações Morro Vermelho S.A.	304,233,740

Item 5.	Ownership of Five Percent or Less of a Class.

Following a corporate restructuring in 2020, InterCement Austria Holding GmbH was dissolved and InterCement Participações S.A. became the direct owner of InterCement Portugal S.A. In addition, on December 10, 2020, Cauê Austria Holding GmbH was merged with and into IC Trading Inversiones and IC Trading Inversiones became the direct owner of 100% of the share capital of IC Trading Inversiones Argentina. Concurrently with the merger, Cauê Austria Holding GmbH transferred all of its equity interest in the Issuer to IC Trading Inversiones Argentina. As of December 31, 2020, Cauê Austria Holding GmbH and InterCement Austria Holding GmbH do not beneficially own directly or indirectly any ordinary shares of the Issuer.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 54150E 104

Exhibit	Description of Exhibit

1	Joint Filing Agreement, dated as of February 24, 2021, among the Reporting Persons.

CUSIP No. 54150E 104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2021	IC Trading Inversiones Argentina

	By:	/s/ Armando Silva
	Name:	Armando Silva
	Title:	Director

	By:	/s/ Marco Antonio Zangari
	Name	Marco Antonio Zangari
	Title:	Director

IC Trading Inversiones

	By:	/s/ Armando Silva
	Name:	Armando Silva
	Title:	Director

	By:	/s/ Marco Antonio Zangari
	Name:	Marco Antonio Zangari
	Title:	Director

InterCement Portugal S.A.

	By:	/s/ Flavio Aidar
	Name:	Flavio Aidar
	Title:	Director

	By:	/s/ Paulo Diniz
	Name:	Paulo Diniz
	Title:	Director

InterCement Participações S.A.

	By:	/s/ Flavio Aidar
	Name:	Flavio Aidar
	Title:	Director

	By:	/s/ Paulo Diniz
	Name:	Paulo Diniz
	Title:	Director

Mover Participações S.A.

	By:	/s/ Nelson Tambelini Júnior

[Signature Page to Schedule 13G/A 2021]

CUSIP No. 54150E 104

Name:	Nelson Tambelini Júnior
Title:	Director

By:	/s/ Roberto Evangelista
Name:	Roberto Evangelista
Title:	Director

Participações Morro Vermelho S.A.

By:	/s/ Juliana Espindola La Femina
Name:	Juliana Espindola La Femina
Title:	Director

By:	/s/ Francisco Carlos Fernandes Lopes
Name:	Francisco Carlos Fernandes Lopes
Title:	Director

[Signature Page to Schedule 13G/A 2021]

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Loma Negra Compañía Industrial Argentina Sociedad Anónima. Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the equity securities of Loma Negra Compañía Industrial Argentina Sociedad Anónima beneficially owned by each of them and further agree that this Joint Filing Agreement be included as an exhibit to such Schedule 13G and any amendments thereto.

In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 24 day of February, 2021. This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

IC Trading Inversiones Argentina

By:	/s/ Armando Silva
Name:	Armando Silva
Title:	Director

By:	/s/ Marco Antonio Zangari
Name:	Marco Antonio Zangari
Title:	Director

IC Trading Inversiones

By:	/s/ Armando Silva
Name:	Armando Silva
Title:	Director

By:	/s/ Marco Antonio Zangari
Name:	Marco Antonio Zangari
Title:	Director

InterCement Portugal S.A.

By:	/s/ Flavio Aidar
Name:	Flavio Aidar
Title:	Director

By:	/s/ Paulo Diniz
Name:	Paulo Diniz
Title:	Director

[Signature Page to Joint Filing Agreement 2021]

InterCement Participações S.A.

By:	/s/ Flavio Aidar
Name:	Flavio Aidar
Title:	Director

By:	/s/ Paulo Diniz
Name:	Paulo Diniz
Title:	Director

Mover Participações S.A.

By:	/s/ Nelson Tambelini Júnior
Name:	Nelson Tambelini Júnior
Title:	Director

By:	/s/ Roberto Evangelista
Name:	Roberto Evangelista
Title:	Director

Participações Morro Vermelho S.A.

By:	/s/ Juliana Espindola La Femina
Name:	Juliana Espindola La Femina
Title:	Director

By:	/s/ Francisco Carlos Fernandes Lopes
Name:	Francisco Carlos Fernandes Lopes
Title:	Director

[Signature Page to Joint Filing Agreement 2021]